Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED DECEMBER 21, 2012
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 4 dated October 24, 2012, which superseded and replaced all previous supplements to the prospectus, Supplement No. 5 dated November 20, 2012, and Supplement No. 6 dated December 11, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments;
(3)	placement of debt on certain real property investments; and
(4)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. As of December 20, 2012, we had accepted investors' subscriptions for, and issued, approximately 16.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $160.3 million.
We will offer shares of our common stock pursuant to the offering until February 10, 2014, unless all shares being offered have been sold, in which case the offering will be terminated, or unless we elect to terminate the offering on an earlier date following approval by our board of directors. At the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of December 21, 2012, our investment portfolio consisted of twelve wholly-owned properties located in eight states, consisting of approximately 3.0 million gross rentable square feet of corporate office and industrial space. We acquired four properties between December 11, 2012 and December 21, 2012, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

Amazon - Spartanburg, SC	Wholesale	1	Amazon.com.dedc, LLC	1,015,740	$63,253,209
Toro - Ankeny, IA	Wholesale	1	The Toro Company	450,139	22,470,243
Compass Group - Charlotte, NC	Financial Services	3	Various	284,039	42,171,000
Aon - Lincolinshire, IL	Other Professional Services	1	Aon Corporation	222,717	22,572,000
				1,972,635	$150,466,452

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus.
Real Property Investments
 As of December 21, 2012, we, through separate wholly-owned limited liability companies, owned twelve properties located in eight states, consisting of approximately 3.0 million gross rentable square feet of corporate office and industrial space. Between December 11, 2012 and December 21, 2012, we acquired the properties listed below through the use of proceeds from our initial public offering and borrowings from our Credit Facility.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)		Average Yield (4)		Physical Occupancy
Amazon - Spartanburg, SC	December 17, 2012	2012	$63,253,209	$1,265,064	6.23%		6.91%		100%
Toro - Ankeny, IA	December 17, 2012	2012	22,470,243	449,405	6.15%		7.09%		100%
Compass Group - Charlotte, NC	December 19, 2012	1995	42,171,000	843,420	7.08%	(5)	7.97%	(5)	100%
Aon - Lincolinshire, IL	December 21, 2012	2000	22,572,000	451,440	6.91%		6.91%		100%
			$150,466,452	$3,009,329

(1)	Purchase price does not include acquisition related expenses.
(2)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with
	the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section
	captioned “Management Compensation” beginning on page 75 of the prospectus.
(3)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property
	divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our
	advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future
	costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management
	believes that current annualized rental income is a more appropriate figure from which to calculate initial yield
	than net operating income.
(4)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place
	lease over the non-cancellable lease term at the property divided by the property’s purchase price,
	exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our
	properties are subject to long-term triple net or double net leases, and the future costs associated with the double net
	leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental
	income is a more appropriate figure from which to calculate average yield than net operating income.
(5)	The property has certain tenants subject to modified gross leases. The initial and average yields are calculated based
	on the property's net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

		Total	% of Total		Current		Base
		Square	Rentable	Renewal	Annual		Rent per
		Feet	Square	Options	Base		Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent		Foot	Lease Term (3)
Amazon - Spartanburg, SC	Amazon.com.dedc, LLC	1,015,740	100%	4/5 yr.	$3,939,131	(4)	$3.88	12/17/2012	9/30/2027
Toro - Ankeny, IA	The Toro Company	450,139	100%	3/5 yr.	1,381,920	(5)	3.07	12/17/2012	12/31/2027
Compass Group - Charlotte, NC	Compass Group USA, Inc.	226,657	80%	2/5 yr.	3,645,317	(5)	16.08	12/19/2012	12/31/2023
	Lend Lease (US) Construction, Inc.	39,921	14%	1/5 yr.	841,136	(5)	21.07	12/19/2012	9/30/2017
Aon - Lincolinshire, IL	Aon Corporation	222,717	100%	1/5 yr.	1,559,019	(6)	7.00	12/21/2012	12/31/2022

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the
	end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants
	are generally required to pay substantially all operating expenses in addition to base rent.
(4)	The annual base rent under the lease increases every year by approximately 1.4% of the then-current annual base rent.
(5)	The annual base rent under the lease increases every year by approximately 2.0% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every year by the lesser of the cumulative percentage increase in the
	Consumer Price Index over the preceding year period or 3.5% of the then-current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of December 21, 2012, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,870	2%
2017	1	39,921	937,412	4%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	145,025	2,755,475	12%
2021	—	—	—	—%
2022	5	586,607	6,602,456	28%
Thereafter	7	2,257,188	12,953,708	54%
	15	3,046,202	$23,667,921	100%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties described in this prospectus supplement is approximately $123.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these properties is estimated, as of December 21, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Amazon - Spartanburg, SC	$51,867,631
Toro - Ankeny, IA	18,425,599
Compass Group - Charlotte, NC	34,580,220
Aon - Lincolinshire, IL	18,509,040
$123,382,490
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Placement and Repayment of Debt on Certain Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments” beginning on page 105 of the prospectus, as supplemented to date.
As of December 21, 2012, the borrowing base under the Credit Facility, based on the underlying collateral pool for qualified properties, was $150.0 million, and the amount outstanding under the Credit Facility was $120.1 million.
Potential Real Property Investments
Our advisor has identified a property as a potential suitable investment for us. The acquisition of this property is subject to a number of conditions. A significant condition to acquiring this property is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisition. An additional condition to acquiring this property may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of this property. Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot make any assurances that the closing of this acquisition is probable. The property currently identified is listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
FedEx – Salt Lake City, UT (2)	December 2012	$12,750,000	255,000

(1)		Approximate compensation to sponsor represents amounts that may be payable to an affiliate of our advisor for acquisition fees in connection with the potential property acquisition.
(2)		This potential property was previously disclosed in Supplement No. 6 dated December 11, 2012.
The potential property acquisition is subject to a net lease, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
FedEx – Salt Lake City, UT	1	FedEx Ground Package System, Inc.	150,300	100%

The table below provides leasing information for the major tenant at the potential property:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (3)
FedEx – Salt Lake City, UT	FedEx Ground Package System, Inc.	2/5 yr.	$867,606	$5.77	9/16/2012	–	9/30/2017
			943,086	6.27	10/1/2017	–	9/30/2022

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents the number of renewal options and the term of each option.
(3)			Represents the lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
We expect to purchase the property with proceeds from our ongoing offering of our common stock and available debt proceeds from our Credit Facility. We may use the property as collateral in future financings.

CCIT-SUP-07C

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